Earnings Release

ELBIT SYSTEMS REPORTS
SECOND QUARTER OF 2016 RESULTS

Backlog of orders at $6.8 billion; Revenues at $804.5 million;
Non-GAAP net income of $63 million; GAAP net income of $54 million; Non-GAAP net EPS of 1.47; GAAP net EPS of $1.27

Haifa, Israel, August 16, 2016 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT), (the "Company") the international high technology company, reported today its consolidated results for the quarter ended June 30, 2016.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, Elbit Systems’ President and CEO, commented: “We are encouraged by our second quarter financial results, demonstrating a strong, growing and diverse business. Our positive performance is built on our steady growth in backlog, which continued to increase in the quarter, enhancing visibility into revenues over the long term. Our sales are distributed across many regions and across a broad spectrum of products and technologies. This year in particular, we have seen strong performance in Europe and Israel. Our diversified market presence and portfolio has enabled us to continue to grow in an evolving global defense and homeland security environment. In recent months we have launched a number of new systems and solutions for which our customers worldwide have expressed interest. Based on our backlog of orders and market position, we have the potential to continue this trend for the foreseeable future.”

Second quarter 2016 results:

Revenues in the second quarter of 2016 were $804.5 million, as compared to $749.6 million in the second quarter of 2015.

Non-GAAP(*) gross profit amounted to $244.0 million (30.3% of revenues) in the second quarter of 2016, as compared to $224.7 million (30.0% of revenues) in the second quarter of 2015. GAAP gross profit in the second quarter of 2016 was $236.1 million (29.4% of revenues), as compared to $219.3 million (29.2% of revenues) in the second quarter of 2015.

Research and development expenses, net were $67.2 million (8.4% of revenues) in the second quarter of 2016, as compared to $57.5 million (7.7% of revenues) in the second quarter of 2015.

_____________
* see page 3

Earnings Release

Marketing and selling expenses, net were $60.3 million (7.5% of revenues) in the second quarter of 2016, as compared to $60.6 million (8.1% of revenues) in the second quarter of 2015.

General and administrative expenses, net were $38.7 million (4.8% of revenues) in the second quarter of 2016, as compared to $35.7 million (4.8% of revenues) in the second quarter of 2015.

Non-GAAP(*) operating income was $80.5 million (10.0% of revenues) in the second quarter of 2016, as compared to $75.4 million (10.1% of revenues) in the second quarter of 2015. GAAP operating income in the second quarter of 2016 was $69.9 million (8.7% of revenues), as compared to $65.5 million (8.7% of revenues) in the second quarter of 2015.

Financial expenses, net were $5.5 million in the second quarter of 2016, as compared to $6.2 million in the second quarter of 2015.

Taxes on income were $14.3 million (effective tax rate of 22.2%) in the second quarter of 2016, as compared to $12.0 million (effective tax rate of 20.2%) in the second quarter of 2015. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income.

Equity in net earnings (loss) of affiliated companies and partnerships was $4.4 million in the second quarter of 2016, as compared to a net loss of $0.4 million in the second quarter of 2015. The relatively higher amount in the second quarter of 2016 reflects a gain from a Company affiliate in the UK that began operations in 2016.

Net income attributable to non-controlling interests was $0.5 million in the second quarter of 2016, as compared to $1.7 million in the second quarter of 2015.

Non-GAAP(*) net income attributable to the Company's shareholders in the second quarter of 2016 was $62.9 million (7.8% of revenues), as compared to $53.5 million (7.1% of revenues) in the second quarter of 2015. GAAP net income in the second quarter of 2016 was $54.1 million (6.7% of revenues), as compared to $45.3 million (6.0% of revenues) in the second quarter of 2015.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.47 for the second quarter of 2016, as compared to $1.25 for the second quarter of 2015. GAAP diluted earnings per share in the second quarter of 2016 were $1.27, as compared to $1.06 for the second quarter of 2015.

The Company’s backlog of orders for the quarter ended June 30, 2016, totaled $6,818 million, as compared to $6,305 million as of June 30, 2015. Approximately 66% of the current backlog is attributable to orders from outside Israel. Approximately 59% of the current backlog is scheduled to be performed during 2016 and 2017.

Operating cash flow used in the six months ended June 30, 2016 was $15.1 million, as compared to $116.5 million provided in the six months ended June 30, 2015.

_____________
* see page 3

Earnings Release

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items, which in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Six months ended June 30,		Three months ended June 30,		Year Ended December 31,
	2016	2015	2016	2015	2015

GAAP gross profit	448.4	420.4	236.1	219.3	897.1
Adjustments:
Amortization of purchased intangible assets	15.8	10.6	7.9	5.4	29.9
Non-GAAP gross profit	464.2	431.0	244.0	224.7	927.0
Percent of revenues	30.4%	29.6%	30.3%	30.0%	29.8%

GAAP operating income	133.2	125.3	69.9	65.5	268.6
Adjustments:
Amortization of purchased intangible assets	21.2	19.6	10.6	9.9	48.1
Gain from changes in holdings	(7.0)	—	—	—	—
Non-GAAP operating income	147.4	144.9	80.5	75.4	316.7
Percent of revenues	9.7%	10.0%	10.0%	10.1%	10.2%

GAAP net income attributable to Elbit Systems’ shareholders	106.4	89.9	54.1	45.3	202.5
Adjustments:
Amortization of purchased intangible assets	21.2	19.6	10.6	9.9	48.1
Capital Gain	(3.9)	—	—	—	—
Gain from changes in holdings	(7.0)	—	—	—	—
Related tax benefits	(2.7)	(3.3)	(1.8)	(1.7)	(8.2)
Non-GAAP net income attributable to Elbit Systems' shareholders	114.0	106.2	62.9	53.5	242.4
Percent of revenues	7.5%	7.3%	7.8%	7.1%	7.8%

GAAP diluted net EPS	2.49	2.10	1.27	1.06	4.74
Adjustments, net	0.18	0.38	0.20	0.19	0.93
Non-GAAP diluted net EPS	2.67	2.48	1.47	1.25	5.67

Earnings Release

Recent Events:

On May 24, 2016, the Company announced that it was awarded contracts from a European country for the supply of advanced tactical communications systems, for a total amount of an approximately $40 million. The contracts will be performed over a one-year period.

On July 7, 2016, the Company announced that it is establishing a new company (the New Company), based on its in-house developed energy technology for transportation. The New Company will develop energy solutions for civilian transportation applications.

On July 10, 2016, the Company announced it was awarded an approximately $19 million contract from the Maldonado District Administration in Uruguay to provide a Safe District project. The project will span across six municipal authorities, including the well-known Punta Del Este tourist resort, over a total of 2000 km. The contract will be performed by the Company's subsidiary, Elbit Security Systems Ltd. (ELSEC), over a two-year period.

On July 20, 2016, the Company announced that it was awarded contracts, in a total amount of approximately $30 million, to supply advanced thermal-imaging observation systems to a country in Europe. The systems will serve all army command levels, from the dismounted soldier to the headquarters command and will be supplied over a one-year period.

Dividend:

The Board of Directors declared a dividend of $0.40 per share for the second quarter of 2016. The dividend’s record date is August 26, 2016. The dividend will be paid from income generated as Preferred Income (as defined under Israeli tax laws), on September 5, 2016, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, August 16, 2016 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 295 2634 (US) or +972 3 925 5900 (Israel and International).

Earnings Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com.
Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com
This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earnings Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	June 30,	December 31,
	2016	2015
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$155,681	$299,322
Short-term bank deposits and marketable securities	30,774	33,102
Trade and unbilled receivables, net	1,158,155	941,913
Other receivables and prepaid expenses	150,954	171,359
Inventories, net of customers advances	865,015	837,111
Total current assets	2,360,579	2,282,807

Investments in affiliated companies and partnerships	163,595	129,758
Long-term trade and unbilled receivables	136,696	152,463
Long-term bank deposits and other receivables	19,052	15,765
Deferred income taxes, net	45,751	52,619
Severance pay fund	267,400	270,151
	632,494	620,756

Property, plant and equipment, net	474,177	449,759
Goodwill and other intangible assets, net	750,418	770,276
Total assets	$4,217,668	$4,123,598

Liabilities and Equity
Short-term bank credit and loans	$60,003	$—
Current maturities of long-term loans and Series A Notes	112,134	113,359
Trade payables	372,941	347,366
Other payables and accrued expenses	807,826	739,867
Customer advances in excess of costs incurred on contracts in progress	373,967	437,202
	1,726,871	1,637,794

Long-term loans, net of current maturities	142,270	165,971
Series A Notes, net of current maturities	174,629	226,758
Employee benefit liabilities	380,484	381,641
Deferred income taxes and tax liabilities, net	44,225	44,738
Customer advances in excess of costs incurred on contracts in progress	169,629	167,601
Other long-term liabilities	99,892	99,668
	1,011,129	1,086,377

Elbit Systems Ltd.'s equity	1,471,196	1,391,374
Non-controlling interests	8,472	8,053
Total equity	1,479,668	1,399,427
Total liabilities and equity	$4,217,668	$4,123,598

Earnings Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Six months ended June 30,		Three months ended June 30,		Year Ended December 31,
	2016	2015	2016	2015	2015
	Unaudited		Unaudited		Audited
Revenues	$1,525,721	$1,456,226	$804,510	$749,603	$3,107,581
Cost of revenues	1,077,344	1,035,778	568,375	530,351	2,210,528
Gross profit	448,377	420,448	236,135	219,252	897,053

Operating expenses:
Research and development, net	123,236	113,117	67,189	57,505	243,416
Marketing and selling, net	121,326	111,897	60,330	60,569	239,366
General and administrative, net	77,616	70,097	38,672	35,685	145,693
Other operating income, net	(7,032)	—	—	—	—
Total operating expenses	315,146	295,111	166,191	153,759	628,475
Operating income	133,231	125,337	69,944	65,493	268,578

Financial expenses, net	(7,194)	(11,865)	(5,475)	(6,192)	(20,240)
Other income , net	3,910	77	13	10	216
Income before income taxes	129,947	113,549	64,482	59,311	248,554

Taxes on income	(26,956)	(20,625)	(14,286)	(11,976)	(46,235)
	102,991	92,924	50,196	47,335	202,319

Equity in net earnings (loss) of affiliated companies and partnerships	4,429	(491)	4,409	(363)	4,542
Net income	$107,420	$92,433	54,605	46,972	$206,861
Less: net income attributable to non-controlling interests	(1,002)	(2,574)	(514)	(1,678)	(4,352)
Net income attributable to Elbit Systems Ltd.'s shareholders	$106,418	$89,859	$54,091	$45,294	$202,509

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$2.49	$2.10	$1.27	$1.06	$4.74
Diluted net earnings per share	$2.49	$2.10	$1.27	$1.06	$4.74

Weighted average number of shares (in thousands)
Shares used in computation of basic earnings per share	42,739	42,698	42,743	42,706	42,711
Shares used in computation of diluted earnings per share	42,750	42,724	42,752	42,734	42,733

Earnings Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Six months ended June 30,		Year Ended December 31,
	2016	2015	2015
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$107,420	$92,433	$206,861
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	59,038	56,296	122,354
Stock-based compensation	43	88	139
Amortization of Series A Notes premium and related issuance costs, net	(46)	(46)	(92)
Deferred income taxes and reserve, net	7,693	7,653	15,928
Loss (gain) on sale of property, plant and equipment	(3,810)	939	1,742
Loss (gain) on sale and revaluation of investments	(6,617)	(195)	33
Equity in net earnings (loss) of affiliated companies and partnerships, net of dividend received (*)	(4,429)	21,991	19,999
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables and prepaid expenses	(178,535)	39,856	31,860
Decrease (Increase) in inventories, net	(32,789)	(5,064)	39,801
Increase (decrease) in trade payables, other payables and accrued expenses	94,766	(24,211)	(74,280)
Severance, pension and termination indemnities, net	3,372	623	(799)
Increase (decrease) in advances received from customers	(61,208)	(73,856)	71,282
Net cash provided by (used in) operating activities	(15,102)	116,507	434,828
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(68,131)	(50,102)	(99,175)
Acquisition of subsidiaries and business operations	—	(24,386)	(141,436)
Investments in affiliated companies and other companies	(17,483)	—	(23,852)
Deconsolidation of subsidiary	(1,538)	—	—
Proceeds from sale of property, plant and equipment	8,908	7,130	11,563
Investment in long-term deposits	(109)	(43)	(396)
Proceeds from sale of long-term deposits	268	119	721
Investment in short-term deposits and marketable securities	(23,417)	(40,328)	(57,175)
Proceeds from sale of short-term deposits and marketable securities	26,106	80,441	128,187
Net cash used in investing activities	(75,396)	(27,169)	(181,563)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	470	997	1,616
Repayment of long-term loans	(24,790)	(126,002)	(226,635)
Proceeds from long-term loans	—	78,000	196,550
Repayment of Series A Notes	(54,602)	(55,532)	(55,532)
Dividends paid (**)	(34,224)	(34,422)	(69,792)
Change in short-term bank credit and loans, net	60,003	(298)	(557)
Net cash used in financing activities	(53,143)	(137,257)	(154,350)
Net increase (decrease) in cash and cash equivalents	(143,641)	(47,919)	98,915
Cash and cash equivalents at the beginning of the year	299,322	200,407	200,407
Cash and cash equivalents at the end of the period	$155,681	$152,488	$299,322
* Dividend received from affiliated companies and partnerships	$—	$21,500	$24,541
** Dividends paid in 2015 include dividends to minority shareholders in a subsidiary.

Earnings Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Six months ended June 30,				Three months ended June 30,
	2016		2015		2016		2015
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	594.7	39.0	601.6	41.3	310.8	38.6	316.2	42.2
Land systems	226.2	14.8	267.7	18.4	87.8	10.9	137.5	18.3
C4ISR systems	528.4	34.6	436.1	29.9	307.0	38.2	216.2	28.8
Electro-optic systems	123.3	8.1	95.9	6.6	69.9	8.7	49.2	6.6
Other (mainly non-defense engineering and production services)	53.1	3.5	54.9	3.8	29.0	3.6	30.5	4.1
Total	1,525.7	100.0	1,456.2	100.0	804.5	100.0	749.6	100.0

Consolidated Revenues by Geographical Regions:

	Six months ended June 30,				Three months ended June 30,
	2016		2015		2016		2015
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	323.4	21.2	284.7	19.5	180.3	22.4	148.9	19.8
North America	396.3	26.0	406.7	27.9	218.1	27.1	203.8	27.2
Europe	260.9	17.1	199.3	13.7	146.6	18.2	97.4	13.0
Asia-Pacific	418.8	27.4	389.8	26.8	206.1	25.6	214.8	28.7
Latin America	96.7	6.3	161.4	11.1	33.6	4.2	73.8	9.8
Other countries	29.6	2.0	14.3	1.0	19.8	2.5	10.9	1.5
Total	1,525.7	100.0	1,456.2	100.0	804.5	100.0	749.6	100.0